Shanda Honoured as Top Copyright Owner/Operator by the Copyright Protection Center of China

Shanghai, December 30, 2009—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced that it has been honoured as one of the Top Ten Copyright Owners/Operators by the Copyright Protection Centre of China (CPCC) for 2009. The honour was in recognition of Shanda’s long-term efforts at protecting intellectual property rights, including copyrights.

The selection of the top ten copyright owners/operators by CPCC, China’s largest state-level copyright services organization, is based on such criteria as the importance candidates place on copyright protection for copyright owners/operators, and the value and social influence of their literary works. The selection of top copyright operators/owners has helped to enhance the public awareness of copyright protection which will be conducive to creativity and the realization of the market value of copyrights.

The judging panel of the 2009 CPCC Top Ten Copyright Owners/Operators selection commented, “Shanda is a leading interactive entertainment media company in China. Against the backdrop of the global financial crisis, Shanda has worked out a strategy of creating new entertainment content and managing and protecting copyrights. The move has paved the way for the company’s further development into an interactive entertainment and media conglomerate. ”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units.  The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and  advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today.   Shanda:  “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

For more information, please contact:

Shanda Interactive Entertainment Ltd.
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Christensen
China:
Paul Collins
Phone: +86-21-6468-0334
Email: pcollins@christensenir.com

United States:
Mike Houston
Phone: +1-480-614-3029
Toll free: +1-866-916-8744
Email: mhouston@christensenir.com